August 3, 2018

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Heather Clark

Re:    Huntington Ingalls Industries, Inc.
Form 10-K for the Year Ended December 31, 2017
Form 8-K furnished May 3, 2018
File No. 001-34910

Dear Ms. Clark:

We are responding to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff, dated July 31 2018, concerning the Huntington Ingalls Industries, Inc. (herein referred to as “HII”, “we”, or the “Company”) Form 10-K for the year ended December 31, 2017, filed February 15, 2018, and Form 8-K furnished May 3, 2018. For your convenience, this letter sets forth in italics the Staff’s comment before our response to the comment.

Form 8-K furnished May 3, 2018

Exhibit 99.1, page 8

1.
Please revise your reconciliation of segment operating income on page 9, to begin with the GAAP measure, rather than the non-GAAP measure. Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations. Exhibit 99.2 should be similarly revised.

Response to Comment 1: We acknowledge the Staff’s comment and have revised the reconciliation of segment operating income to begin with the GAAP measure, beginning with our Form 8-K furnished August 2, 2018. Exhibit 99.2 of our Form 8-K was also revised accordingly. Additionally, we similarly revised a reconciliation under Operating Income in Management’s Discussion and Analysis included in our Form 10-Q for the quarterly period ended June 30, 2018, filed August 2, 2018.

Ms. Heather Clark
August 3, 2018

If you have any questions concerning this letter or would like any additional information, please do not hesitate to call me at (757) 380-7600.

Very truly yours,

/s/ Christopher D. Kastner
Christopher D. Kastner
Executive Vice President, Business Management and Chief Financial Officer

cc:    Ms. Heather Clark (Securities and Exchange Commission)
Ms. Kellye Walker (Huntington Ingalls Industries, Inc.)
Ms. Debra Warner (Deloitte & Touche LLP)